N E W S R E L E A S E

April 28, 2015

Nevsun Continues to Expand Harena with High Grade Drill Results

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce new assay results from exploration drilling completed on the Harena Mining License located 10 kilometers south of the Bisha Mine and processing plant.  The drilling is part of the 2015 Bisha regional exploration program which builds on the highly successful 2014 program.

HIGHLIGHTS

  Intersections of high grade massive sulphide in Lower Zone include:
    HX-050:  1.66% Cu, 6.62% Zn, 0.41 g/t Au, 28 g/t Ag over 67.2 m including 4.61% Cu, 3.43% Zn, 0.99 g/t Au, 63 g/t Ag over 22.1 m and 0.22% Cu, 8.18% Zn, 0.13 g/t Au, 10 g/t Ag over 45.1 m
    HX-051:  1.09% Cu, 3.57% Zn, 0.43 g/t Au, 22 g/t Ag over 73.5 m including 4.25% Cu, 1.17% Zn, 1.01 g/t Au, 62 g/t Ag over 11.0 m
  Intersections of massive sulphide in Upper Zone include:
    HX-043:  0.63% Cu, 5.70% Zn, 0.35 g/t Au, 28 g/t Ag over 18.5 m
  New Gold Zone intersection confirming continuity:
    HX-045:  7.49 g/t Au, 171 g/t Ag over 11.0 m
  Lower Zone massive sulphide extended 120 m down dip with increasing width and grade
  Upper Zone extended over 150 m along strike
  Deposit remains open to depth and along strike

Nevsun CEO Cliff Davis commented, “We continue to have exciting results at Harena.  The assays reported today demonstrate that the deposit is increasing in thickness and grade with depth as a core of high grade mineralization is being outlined.  We also continue to see the deposit growing along strike to the south.  These new results bode well for significant further expansion of the resource at Harena”.

Three distinct high grade zones of mineralization being defined at Harena (see Figure 5 of this release).

1.	Lower Zone: massive sulphide open at depth
2.	Upper Zone: massive sulphide lens open on strike
3.	Gold Zone: stringer and stockwork enriched gold zone

Lower Zone

Holes HX-047, HX-050 and HX-051 were drilled to test down dip of hole HX-040 that returned 1.78% Cu, 5.78% Zn over 32.0 metres including 8.82% Zn over 20.1 metres and 4.19% Cu over 11.9 metres (see press release dated December 17, 2014).  Both holes hit comparable intervals of massive sulphide to that of HX-040 with classic volcanogenic massive sulphide zonation consisting of an upper pyrite – sphalerite zone followed by a lower chalcopyrite – rich zone.  Hole HX-050 is the deepest hole drilled to-date and with hole HX-051 demonstrate that the massive sulphide zone is increasing substantially in thickness with depth.  Borehole Transient Electromagnetic (BHTEM) surveys completed in these and neighboring holes have defined a large high conductance geophysical plate associated with this mineralization in what is now being termed the Lower Zone.  This zone appears to be the main core of the Harena deposit based on the thicknesses of massive sulphide encountered, the metal zonation and the high base metal content.  It is still open at depth.

Upper Zone

Hole HX-039 and subsequent holes HX-042, HX-043 and HX-049 were step-out holes approximately 150 metres to the south of the deposit targeting strong alteration in the host felsic volcanic rocks.   These holes have intersected variable thicknesses of massive sulphide that are very zinc-rich.   BHTEM has defined a large plate associated with this mineralization that suggests there should be considerable continuation of the mineralization to the south.  This zone is now termed the Upper Zone and it is open along strike to the south.

Gold Zone

Hole HX-045 targeted a gap in the drilling of the stringer mineralization that occurs between the Upper Zone and the Lower Zone.  This hole successfully intersected stringer mineralization with 7.49 g/t Au and 171 g/t Ag over 11.0 metres and confirms the continuity of precious metal-rich stringer mineralization in what is now termed the Gold Zone.  Further expansion of this zone to the south will be the goal of future drilling.

Regional Exploration Program

The 2015 Bisha Mining Share Company (BMSC) regional exploration program is currently focused on three main areas:  expansion of the Harena deposit at depth and along strike; exploring the perimeter of the Bisha deposit at depth and along strike; and, evaluating regional targets on the Mogoraib River License at Asheli and Tekewuda.  Systematic surface and BHTEM surveys in combination with geological and lithogeochemical modeling is being used to successfully guide the exploration effort.

The 2015 Harena exploration results reported today are designed to expand the deposit beyond the known resource (see also press releases dated August 18, September 23, November 13 and December 17, 2014).  Since drilling was renewed at Harena in mid-2014, the indicated resource at Harena has grown by 1.4 million tonnes and the inferred resource has increased by 6.1 million tonnes (see press release dated February 3, 2015).  A plan map of the drilling and representative sections are attached at the end of this release.  Drilling in part, is being guided by BHTEM surveys as the massive sulphides (particularly the copper-rich sections in holes HX-040, HX-047, HX-050 and HX-051) give strong electromagnetic responses.

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program for the Harena work.  This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. All samples were prepared at African Horn Testing Services (Eritrea) and analyzed at Genalysis Laboratories (a NATA registered laboratory) in Perth, Western Australia except for holes HX-050 and HX-051 which were prepared and analyzed at Bisha’s on-site laboratory independently operated by SGS.

Drilling intercept lengths only are reported in the tables and text below.

Mr. Robert Foy P.Geo., BMSC’s Exploration Manager, has been overseeing the drilling at Harena and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Harena Intersections (not previously reported + select previously reported results)

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	CuEQ [1]
Harena Main – Lower Zone
HX-038	468.00	522.00	54.00	0.54	0.48	0.20	9.6	0.9%
HX-040	407.20	439.20	32.00	1.78	5.78	0.53	31.2	4.3%
HX-041	312.10	316.00	3.90	3.63	3.22	1.17	110.5	6.4%
HX-041	328.70	378.70	50.00	1.10	3.04	0.63	35.7	2.8%
HX-044	235.90	242.00	6.10	0.61	3.95	0.41	32.7	2.5%
HX-044	332.00	352.00	20.00	0.76	0.59	0.93	29.4	1.8%
HX-046	448.00	451.50	3.50	0.39	0.36	1.78	33.1	1.8%
HX-047	488.40	520.00	31.60	1.35	3.70	0.40	26.1	3.1%
including	512.40	520.00	7.60	3.34	1.31	0.88	59.4	4.8%
HX-050	510.70	577.90	67.20	1.66	6.62	0.41	27.6	4.4%
including	510.70	555.80	45.10	0.22	8.18	0.13	10.4	3.2%
and	555.80	577.90	22.10	4.61	3.43	0.99	62.7	6.9%
HX-051	497.00	570.50	73.50	1.08	3.57	0.43	22.5	2.8%
includes	497.00	533.50	36.50	0.27	5.02	0.32	17.0	2.3%
and	542.50	570.50	28.00	2.43	1.38	0.68	35.9	3.6%
includes	559.50	570.50	11.00	4.25	1.17	1.01	61.5	5.8%
Harena Main – Gold Zone
HX-042	321.00	326.00	5.00	0.30	2.92	9.41	43.2
HX-045	296.10	307.10	11.00	0.55	0.43	7.49	170.5
includes	301.00	305.30	4.30	0.53	0.17	18.37	393.1
HX-047	520.00	524.00	4.00	0.44	0.02	16.54	98.4
HX-048	Results Pending
Harena Main – Upper Zone
HX-037	No Significant Values
HX-039	281.50	286.85	5.35	0.78	7.42	1.17	123.5	5.1%
HX-043	441.00	459.50	18.50	0.63	5.70	0.35	27.5	3.0%
including	441.00	445.00	4.00	0.86	11.29	0.31	43.1	5.3%
and	448.60	459.50	10.90	0.75	5.43	0.48	30.1	3.2%
HX-049	Results Pending

1   “CuEQ” Copper Equivalent calculation uses Harena 2014 Year End Resource metal prices (USD): copper, zinc, gold and silver -- $3.35/lb., $1.15/lb., $1335/oz., and $21/oz., respectively.   1 g/t Au = 0.57% Cu; 1% Zn = 0.34% Cu; 10 g/t Ag = 0.09% Cu.

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Harena North of Pit
HX-028A	No Significant Values
HX-029	No Significant Values
HX-030	No Significant Values
HX-031	No Significant Values
HX-032	261.40	262.30	0.90	1.54	0.15	0.08	11.0
HX-033	82.20	89.00	6.80	0.03	0.73	0.06	2.5
HX-034	No Significant Values
HX-035	No Significant Values
HX-036	No Significant Values

Figure 1. Harena Mine – Drillhole Location Map

Figure 2. Harena - Section A-A’ L6150

Figure 3. Harena - Section B-B’ L6200

Figure 4. Harena - Section C-C’ L6250

Figure 5. Harena – Longitudinal Projection (looking northwest)

Note: Drill holes shown are key holes used to define the borehole geophysical model.

Drill Collar Locations

HOLE ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Azimuth	Dip
Harena Drill Collar Locations
HX-028A	334793	1708156	597	542	125	-65
HX-029	334186	1706879	609	396	125	-50
HX-030	334900	1708265	596	452	125	-60
HX-031	335000	1708350	595	446	125	-60
HX-032	334940	1708055	598	317	125	-50
HX-033	335224	1708466	595	431	125	-65
HX-034	335675	1708835	596	380	125	-65
HX-035	335050	1708455	594	401	125	-60
HX-036	335005	1708125	597	419	125	-50
HX-037	334134	1707255	605	494	125	-65
HX-038	334380	1707810	601	605	125	-70
HX-039	334244	1707416	604	477	125	-65
HX-040	334310	1707685	602	536	125	-62
HX-041	334429	1707775	601	492	125	-65
HX-042	334250	1707485	603	461	125	-65
HX-043	334150	1707515	603	605	125	-65
HX-044	334519	1707859	601	473	125	-60
HX-045	334362	1707606	602	410	125	-59
HX-046	334381	1707894	600	586	125	-57
HX-047	334265	1707736	601	607	125	-65
HX-048	334301	1707587	603	551	125	-70
HX-049	334179	1707550	603	536	125	-63
HX-050	334236	1707634	602	680	125	-72
HX-051	334248	1707691	602	650	125	-70

Note: Collar coordinates are in UTM WGS84 Zone37N